SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2010

Prana Biotechnology Limited
(Name of Registrant)

Level 2, 369 Royal Parade Parkville  Victoria  3052 Australia
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

PRANA BIOTECHNOLOGY LIMITED

6-K Items

1.  Notice of General Meeting.

PRANA BIOTECHNOLOGY LTD	PROXY FORM
SAMPLE CUSTOMER SAMPLE ADDRESS SAMPLE ADDRESS SAMPLE ADDRESS SAMPLE ADDRESS SAMPLE ADDRESS	All correspondence to: Prana Biotechnology Ltd’s Registered Office: Suite 2 1233 High Street Armadale Victoria 3143 PO Box 8046 Armadale Victoria 3143 Australia Ph: +61 3 9824 8166 Fx: +61 3 9824 8161

Appointment of Proxy

I/We being member/s of Prana Biotechnology Ltd and entitled to vote hereby appoint

the Chairman of the Meeting (mark with an “X”)	OR	Write here the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

or failing the person named, or if no person is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of Prana Biotechnology Ltd to be held at Giorgios, 1235 High Street, Armadale, Victoria, 3143, Australia, at 11:00am on Tuesday 17 August 2010 and at any adjournment of that meeting.

If the Chairman of the Meeting is appointed as your proxy, or may be appointed by default and you do not wish to direct your proxy how to vote as your proxy in respect of a resolution, please place a mark in the box.

If you do not mark this box, and you have not directed your poxy how to vote, the Chairman will not cast your votes on the resolution and your votes will not be counted in calculating the required majority if a poll is called on the resolution.

The Chairman intends voting undirected proxies in favour of the resolutions on which he is permitted to vote. The Chairman does not intend to cast a vote in respect of undirected proxies on Resolution 2 as he has an interest in the outcome of that resolution and is a person to whom the voting exclusion statement in respect of Resolution 2 applies.

Voting directions to your proxy – please mark x to indicate your directions

		For	Against	Abstain*
Resolution 1:	Share Placement
Resolution 2:	Approval for Directors to participate in Placement
Resolution 3:	Ratification of prior issue of shares to Quintiles Pty Ltd
* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

Contact Telephone Number

Contact Name	Contact Daytime Telephone	Date

PLEASE SIGN HERE   - This section must be signed in accordance with the instructions below to enable your directions to be implemented.

Individual or Security holder 1	Security holder 2	Security holder 3

Sole Director and Sole Company Secretary	Director	Director/Company Secretary

How to complete this Proxy Form

1            Your Name and Address

This is your name and address as it appears on the company’s share register.  If this information is incorrect, please contact the Company’s share registry to arrange for changes to be made.

2            Appointment of a Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box.  If the person you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the name of that person.  If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy.  A proxy need not be a security holder of the Company.

3            Votes on Items of Business

You may direct your proxy how to vote by placing a mark in one of the boxes opposite each item of business. All your securities will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be noted on any item by inserting the percentage or number of securities you wish to vote in the appropriate box or boxes.  If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses.  If you mark more than one box on an item your vote on that item will be invalid.

On a poll, members have one vote for every fully paid ordinary shares held. Holders of options are not entitled to vote.

4            Appointment of a Second Proxy

You are entitled to appoint up to two persons as proxies to attend the meeting and vote on a poll.  If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the Company’s share registry or you may copy this form.

5            Signing Instructions

You must sign this form as follows in the spaces provided:

Individual:	where the holding is in one name, the holder must sign.

Joint Holding:	where the holding is more than one name, all the security holders should sign.

Power of Attorney:
to sign under a Power of Attorney, you must have already lodged this document with the registry.  If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney.

Companies:
where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the Company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone.  Otherwise this form must be signed by a Director jointly with either another Director or Company Secretary.  Please indicate the office held by signing in the appropriate place.

If a representative of the corporation is to attend the meeting the appropriate “Certificate of Appointment of Corporate Representative” should be produced prior to admission.  A form of the certificate may be obtained from the Company’s share registry.

Lodgement of a Proxy
This Proxy Form (and any Power of Attorney under which it is signed) must be received at an address given below not later than 48 hours before the commencement of the meeting, by 5:00pm (Melbourne, Victoria time) on Friday, 13 August 2010.  Any Proxy Form received after that time will not be valid for the scheduled meeting.

Documents may be lodged by posting, delivery or facsimile to:
Prana Biotechnology Ltd’s Registered Office: Suite 2 1233 High Street Armadale Victoria 3143 Ph: +61 3 9824 8166	PO Box 8046 Armadale Victoria 3143 Australia Fax: +61 3 9824 8161

PRANA BIOTECHNOLOGY LIMITED
ABN 37 080 699 065
("the Company")

NOTICE OF GENERAL MEETING

Notice is given that a General Meeting of Prana Biotechnology Limited will be held at Giorgios, 1235 High Street, Armadale, Victoria, 3143 Australia on Tuesday 17 August 2010 at 11:00 am.

Further details in respect of the resolutions proposed in this Notice of General Meeting are set out in the Explanatory Memorandum which accompanies and forms part of this Notice of General Meeting. The details of the resolution contained in the Explanatory Memorandum should be read together with this Notice of General Meeting.

PROPOSED RESOLUTIONS

To consider and, if thought fit, to pass the following resolutions as ordinary resolutions with or without amendment:

Resolution 1:         Share Placement

"That Shareholders approve the placement of up to 225,000,000 fully paid ordinary shares having an issue price of at least eighty percent (80%) of the average market price of the Company's shares for the five (5) day period on which sales in the Company’s securities were recorded prior to the issue of those shares to, clients of Southern Cross Equities Limited [ACN 071 935 441], other Australian Financial Service Licence holders and Quintiles Pty Ltd [ACN 060 233 810] as described in the Explanatory Memorandum which accompanied and formed part of the Notice of Meeting."

Voting Exclusion Statement

The Company will disregard any votes cast on Resolution 1 by:

•
a person who may participate in the respective proposed issue and a person who might obtain a benefit, except a benefit solely in the capacity of a holder of ordinary shares if the resolution is passed; or

•	an associate of those persons.

However, the Company will not disregard a vote on Resolution 1 if:

•	it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

•	it is cast by the person chairing the meeting as proxy for a person who is entitled to vote in accordance with a direction on the proxy form to vote as the proxy decides.

Resolution 2:         Approval for Directors to participate in Placement

"That Shareholders approve participation by Directors of the Company (or their nominees) in the placement of shares pursuant to Resolution 1 as described in the Explanatory Memorandum which accompanied and formed part of the Notice of Meeting."

Voting Exclusion Statement

The Company will disregard any votes cast on Resolution 2 by:

•	a person who is to receive securities in relation to the Company; or

•	an associate of those persons.

However, the Company will not disregard a vote on Resolution 2 if:

•	it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

•	it is cast by the person chairing the meeting as proxy for a person who is entitled to vote in accordance with a direction on the proxy form to vote as the proxy decides.

Resolution 3:         Ratification of prior issue of shares to Quintiles Pty Ltd

"That for the purposes of ASX Listing Rule 7.4 and for all other purposes, the prior issue and allotment of 7,064,749 fully paid ordinary shares in the Company at an issue price of 16.24 cents ($0.1624) per share as described in the Explanatory Memorandum that accompanied and formed part of the Notice of Meeting, is ratified and approve".

Voting Exclusion Statement

The Company will disregard any votes cast on Resolution 3 by:

•	a person who participated in the issue; or

•	an associate of those persons.

However, the Company will not disregard a vote on Resolution 3 if:

•	it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

•	it is cast by the person chairing the meeting as proxy for a person who is entitled to vote in accordance with a direction on the proxy form to vote as the proxy decides.

Dated:    19 July 2010

By the order of the Board

Richard Revelins
Company Secretary
Prana Biotechnology Limited

The accompanying Explanatory Memorandum and the Proxy and Voting Instructions form part of this Notice of Meeting.

PRANA BIOTECHNOLOGY LIMITED
ABN 37 080 699 065
("the Company")

GENERAL MEETING
EXPLANTORY MEMORANDUM

PURPOSE OF INFORMATION

This Explanatory Memorandum ("the Memorandum") is dated 19 July 2010 and accompanies and forms part of the Company's Notice of General Meeting to be held at 11:00 am on Tuesday 17 August 2010 at:

Giorgios,
1235 High Street,
Armadale, Victoria, 3143

The Notice of General Meeting incorporates, and should be read together with, this Memorandum.

RESOLUTION 1:             Share Placement

Resolution 1 is proposed to obtain shareholder approval to the placement of up to 225,000,000 fully paid ordinary shares having an issue price of at least eighty percent (80%) of the  average market price of the company's shares for the five (5) day period on which sales in the Company securities were recorded prior to the issue of those shares, to clients of Southern Cross Equities Limited [ACN 071 935 441], other Australian Financial Services License holders and Quintiles Pty Ltd [ACN 060 233 810] ("Quintiles").

Quintiles has agreed to subscribe for up to AU$1,150,000 worth of the shares that are to be placed pursuant to Resolution 1.

The shares to be issued pursuant to this Resolution 1 shall be fully paid ordinary shares ranking equally with the Company's existing listed ordinary shares. The Company will apply to ASX for admission of the shares issued for quotation on the ASX. The shares will be issued no later than three (3) months after the date of the General Meeting (or such later date as may be permitted by an ASX waiver of the Listing Rules, the Corporations Act 2001 and/or the Australian Securities and Investments Commission). Shares may be moved to a nominee for the purposes of issuing American Depositing Receipts (ADRs) under existing arrangements for the joint listing of the Company's securities on NASDAQ.

The funds raised will be applied to the costs associated with a Phase IIb clinical trial of its lead Alzheimer's disease drug PBT2 that is proposed to be conducted by the Company (as announced on 20 April 2010). The Company may also seek funding from other sources including by granting rights to receive a proportion of income obtained by third parties from the PBT2 compound, in which case the amount to be raised under Resolution 1 and the number of shares to be issued would be reduced by the value of funding the Company may receive for granting those rights.

Shareholder approval for the proposed issue of shares is required pursuant to ASX Listing Rule 7.1. ASX Listing Rule 7.1 provides that a company must not, subject to specified exceptions, issue or agree to issue during any 12 month period, any equity securities or other securities with rights to conversion to equity (such as an option), if the number of those securities exceeds 15% of the number of securities in the same class on issue at the commencement of that 12 month period. One circumstance where an action or an issue is not taken into account in the calculation of this 15% threshold, is where the issue has the prior approval of shareholders at a General Meeting. By obtaining shareholder approval to issue the shares the subject of Resolution 1, the Company maintains its ability to issue further securities up to the 15% limit without further shareholder approval to take advantage of opportunities which may arise to raise additional capital.

RESOLUTION 2:              Approval for Directors to participate in Placement

Listing Rule 10.11 requires a company to obtain the approval of shareholders before issuing securities to a related party of the Company, a related party includes Directors of the Company. Passing Resolution 2 will permit Directors (or their nominees) listed below to acquire Shares in the Company on the same basis as those individuals and/or entities who will be issued shares under Resolution 1.

The shares to which Resolution 2 applies are included in the total number of shares referred to in Resolution 1 and will have the same terms and conditions as those shares.

The current direct and indirect share holdings of those Directors participating in the placement are as follows:

	Current Holding		Securities proposed to be issued pursuant to Resolution 2		Total Holding Held if Resolution 2 Approved
Name	Shares	Options	Shares	Options	Shares	Options
Geoffrey Kempler	17,055,000	2,000,000	1,000,000	Nil	18,055,000	2,000,000
Paul Marks	8,589,361	701,754	500,000	Nil	9,089,361	701,754

If passed, Resolution 2 would permit each of the Directors named above (or their nominees) to acquire the number of shares set out in column three of the above table.

The shares will be issued to Directors (or their nominees) not more than one month after the date of the General Meeting or such later date as is permitted by any ASX waiver or modification of the ASX Listing Rules.

RESOLUTION 3:               Ratification of prior issue of shares to Quintiles Pty Ltd

Under ASX Listing Rule 7.1, an entity must not issue or agree to issue equity securities exceeding 15% of the share capital of the company within a 12 month period without shareholder approval.

ASX Listing Rule 7.4 provides that an issue made without approval under ASX Listing Rule 7.1 is treated as having been made with approval if the shares or other securities were issued without exceeding the limit imposed by ASX Listing Rule 7.1 and the company subsequently obtains shareholder approval for the prior issue.

Resolution 3 has been proposed to seek ratification of the prior approval of the issue of shares pursuant to ASX Listing Rule 7.4.

Resolution 3 of the Notice of Meeting proposes the ratification for the prior issue and allotment of 7,064,749  fully paid ordinary shares to Quintiles Pty Ltd [ACN 060 233 810] at an issue price of 16.24 cents ($0.1624) each, thereby satisfying the requirements of ASX Listing Rule 7.4.

$1.15 million was raised by the issue and the Company intends to apply the funds towards the Company’s working capital, particularly the costs associated with the proposed Phase IIb clinical trial of its lead Alzheimer's disease drug PBT2.

The shares the subject of Resolution 3 are fully paid ordinary shares ranking equally with the Company's existing listed ordinary shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED
(Registrant)

By	/s/ Geoffrey Kempler
Geoffrey Kempler,
Executive Chairman

Date: July 19, 2010